UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              PACIFIC COPPER CORP.
        ----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.0001 per share
        ----------------------------------------------------------------
                          (Title of Class of Securities



                                    69412U100
                              ---------------------
                                 (CUSIP Number)


                                  Gordon Murphy
                         c/o Agosto Corporation Limited
                            30E Lower Halcyon Heights
                     Lascelles, St. James, Barbados BB24016
                              Phone: (246) 432-0401
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:



                                  July 27, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 69412U100

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       AGOSTO CORPORATION LIMITED

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)___
       (b)___

3.     SEC USE ONLY

4.     SOURCE OF FUNDS WC
                      ----

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Tortola, British Virgin Islands


NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          6,045,163
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            6,045,163

                    10.     SHARED DISPOSITIVE POWER
                            -0-


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,045,163 shares of common stock of the Issuer


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20%

14. TYPE OF REPORTING PERSON*

     CO

ITEM 1.   SECURITY AND ISSUER.

     (a)  Title and Class of Security:

          Pacific Copper Corp. (the "Issuer")
          Common Stock, Par Value $.0001 per
          share ("the Shares")

     (b)  Name of Issuer and Address of Issuer's Principal Executive Offices:

          Pacific Copper Corp.
          1135 Terminal Way, Suite 207B
          Reno, Nevada  89502

ITEM 2.   IDENTITY AND BACKGROUND.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSON LISTED BELOW (THE "REPORTING PERSON") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSON (I) IS ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF
          SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

(1)  (a)  The Reporting Person is Agosto Corporation Limited.

     (b) The place of organization of the Reporting Person is the British Virgin Islands.

     (c) The principal business of the Reporting Person is an investment holding company.

     (d) The principal business address of the Reporting person is:

         Agosto Corporation Limited
         Catherine E. Christopher Building
         Wickhams Cay 1
         Road Town Tortola British Virgin Islands

     (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Information on Individual Officers and Control Persons pursuant to Instruction c:

     (a)  Gordon Murphy, President

     (b)  Mr. Murphy's address is:

          30E Lower Halcyon Heights,
          Lascelles, St. James, Barbados BB24016

     (c) Mr. Murphy is a semi retired scientist. Mr. Murphy owns Agosto Corporation Limited and serves as its President. The principal business address of Agosto Corporation Limited is:

         Agosto Corporation Limited
         Catherine E. Christopher Building
         Wickhams Cay 1
         Road Town Tortola British Virgin Islands

     (d) During the last five years, Mr. Murphy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Murphy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Mr. Murphy was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Mr. Murphy is a citizen of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The funds used by the Reporting Person to purchase 2,500,000 of the Shares were general corporate funds. The Reporting Person paid US$250,000 for those shares.

645,163 shares were purchased from another shareholder using general corporate funds. 1,500,000 shares were received from a property purchase. 1,400,000 shares were obtained in settlement of a Promissory Note.

ITEM 4.     PURPOSE OF TRANSACTION.

The Shares were acquired by the Reporting Person for investment purposes. The Reporting Person intends to continue to evaluate its respective investments in the Shares. The Reporting Person may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon an evaluation of the Reporting Person's respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

The Reporting Person, and its President, do not have any present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns 6,045,163 shares of the Issuer's common stock, representing 20% of outstanding shares of the Issuer. The percentage assumes that the number of Shares of common stock of the Issuer outstanding is 29,145,932 Shares (as reported in the Issuer's Form 10-Q as of June 14, 2007.

(b) The Reporting Person has the sole power to vote, direct the vote of, dispose of and direct the disposition of 6,045,163 shares of common stock.

(c)  The following table summarizes the Reporting Person's purchases of the
     Shares:


                                                            Price/Share
                                                            (in Dollars
                                               Number of    Commissions
Purchase In The Name Of      Date               Shares     not included)
--------------------------   --------------   ----------  --------------
Agosto Corporation Limited   Sept. 29, 2006     645,163     US$.014215
Agosto Corporation Limited   Oct. 20, 2006    1,500,000     US$.10
Agosto Corporation Limtied   May 15, 2006     1,400,000     US$.016246
Agosto Corporation Limited   Oct. 18, 2006    2,500,000     US$.10


The October 18, 2006 transaction was effectuated through a private placement conducted in September, October and November of 2006 and January of 2007. The remaining shares beneficially owned by the Reporting Person were acquired in the manner described in Item 3 above.

(d)  Not applicable

(e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is a major Shareholder of the Issuer. There is no other contract, arrangement, understanding or relationship between the Reporting Person, or its President Mr. Murphy, and the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED this 31st day of July, 2007.

AGOSTO CORPORATION LIMITED


By: /s/ Gordon Murphy
    ------------------------
    Gordon Murphy, President